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                                                               Exhibit (a)(1)(F)

CEMEX announces offer to purchase for cash all appreciation warrants

MONTERREY, MEXICO, November 17, 2003 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it will commence an offer to purchase for cash all of its appreciation warrants and American Depositary Warrants (ADWs). The offer and withdrawal rights will expire at 4:15 p.m. New York City time, which is 3:15 p.m. Mexico City time, on December 17, 2003, unless the offer is extended. Holders of appreciation warrants and ADWs who wish to tender their securities will be required to specify the price at which they wish to tender, which should be in Mexican Pesos and not greater than MXP 8.10 per appreciation warrant (US$ equivalent of MXP 40.50 per ADW, since each ADW represents five appreciation warrants) and not less than MXP 5.10 per appreciation warrant (US$ equivalent of MXP 25.50 per ADW).

When the offer expires, CEMEX will determine a single purchase price in Mexican Pesos for appreciation warrants and ADWs. For purposes of determining this selected purchase price only, appreciation warrants and ADWs beneficially owned by persons who are not eligible holders will not be taken into account. Eligible holders are all holders of appreciation warrants and ADWs other than CEMEX's directors, executive officers, subsidiaries and certain employee benefit plans ("Related Party Holders"). However, all these Related Party Holders will otherwise be able to participate in the offer and have all their appreciation warrants and ADWs purchased at the selected purchase price, assuming they indicated they are willing to sell them at or below that price. Prices submitted by Related Party Holders are being excluded from the determination of the selected purchase price so that the selected purchase price will be determined by holders of our appreciation warrants and ADWs that are not "insiders."

The selected purchase price will be either the lowest price that will enable CEMEX to purchase at least eighty percent of the appreciation warrants and ADWs held by eligible holders (which is 45,293,003 appreciation warrants), or if less than eighty percent of the appreciation warrants and ADWs held by eligible holders (which is 45,293,003 appreciation warrants) are validly tendered, the highest price at which any appreciation warrant or ADW is validly tendered by an eligible holder.

CEMEX will then purchase at the selected purchase price all appreciation warrants and ADWs held by eligible and non-eligible holders that are validly tendered at prices at or below the selected purchase price, and will not purchase any appreciation warrants or ADWs tendered at prices above the selected purchase price.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any appreciation warrants or ADWs. The offer outside of Mexico is being made solely by the Offer to Purchase dated November 17, 2003 and the related Letter of Transmittal. Investors are urged to read the Company's Tender Offer Statement on Schedule TO that will be filed with the Securities and Exchange Commission (the "SEC") in connection with the offer, which will include as exhibits the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain

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important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Global Bondholder Services Corporation, the information agent for the offer outside of Mexico, by directing such request to: Global Bondholder Services Corporation, 65 Broadway, Suite 704, New York, NY, 10006,
Attention: Corporate Actions, telephone (866) 470-4100. Documents relating to the Mexican offer are available from Acciones y Valores de Mexico, S.A. de C.V. at (52 55) 1226-0667.

Citigroup Global Markets Inc. will act as dealer-manager for the U.S. and international portions of the offer. Additional information concerning the terms of the U.S. and international portions of the offer may be obtained by contacting the information agent or Citigroup Global Markets Inc. at (212) 816-6849 (call collect). Acciones y Valores de Mexico, S.A. de C.V. will act as dealer-manager of the offer in Mexico.

CEMEX is a leading global producer and marketer of cement and ready mix products, with operations primarily concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

Contact Information:

Media Relations
Jorge Perez
(52 81) 8888-4334

Investor Relations
Abraham Rodriguez
(52 81) 8888-4262

Analyst Relations
Ricardo Sales
(212) 317-6008